[redacted]

09059193

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-48436 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BlackRock Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 East 52nd Street
(No. and Street)

| New York | New York | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Greenberg 212-810-3578
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing Section
MAR 02 2009
Washington, DC
111

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

03/23/09 SD

**AFFIRMATION**

I, Paul Greenberg, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to BlackRock Investments, Inc. (the "Company") for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/26/09

Date

Managing Director

Title

Tina Stewart 2/26/09

Notary Public

TINA STEWART
NOTARY PUBLIC - State of New York
No. 01ST6145421
Qualified in Queens County
Commission Expires 5/8/10

## BlackRock Investments, Inc.

### TABLE OF CONTENTS

BlackRock Investments, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2008

## Contents

**Deloitte.**

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

The Board of Directors and Stockholder of
BlackRock Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of BlackRock Investments, Inc. (the "Company") as of December 31, 2008, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of BlackRock Investments, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Computation of Net Capital for Brokers-Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 and Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934 listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Yours truly,

Deloitte & Touche LLP

February 27, 2009

BlackRock Investments, Inc.

Statement of Financial Condition

December 31, 2008

(Dollar amounts in thousands, expect share data)

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 32,815 |
| Due from related parties | 45,444 |
| Goodwill | 500 |
| Accounts receivable and other assets | 1,143 |
| Total assets | $ 79,902 |
| | |
| **Liabilities** | |
| Accrued compensation and benefits | $ 3,443 |
| Accounts payable and accrued liablities | 1,733 |
| Due to related parties | 34,769 |
| Other liabilities | 9,491 |
| Total liabilities | 49,436 |
| | |
| **Stockholder's equity** | |
| Common stock (no par value - 1,000 shares authorized, issued and outstanding) | - |
| Additional paid-in capital | 5,782 |
| Retained earnings | 24,684 |
| Total stockholder's equity | 30,466 |
| Total liabilities and stockholder's equity | $ 79,902 |

See accompanying notes to financial statements.

BlackRock Investments, Inc.

Statement of Income

Year ended December 31, 2008

(Dollar amounts in thousands)

| | |
|---|---|
| **Revenue** | |
| Administrative fees from related parties | $ 22,858 |
| Commissions | 2,876 |
| Distribution fees | 153 |
| Interest and dividend income | 675 |
| Other revenue | 2,852 |
| Total revenue | 29,414 |
| **Expenses** | |
| Employee compensation and benefits | 5,902 |
| Commissions paid to other broker-dealers | 8,066 |
| Marketing and promotional | 442 |
| Other expenses | |
| Related parties | 3,604 |
| Other third parties | 206 |
| Total expenses | 18,220 |
| Income before income taxes | 11,194 |
| Income tax expense | 4,352 |
| Net income | $ 6,842 |

See accompanying notes to financial statements.

BlackRock Investments, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2008

(Dollar amounts in thousands)

| | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|
| December 31, 2007 | $ 4,288 | $ 17,842 | $ 22,130 |
| Net income | - | 6,842 | 6,842 |
| Stock-based compensation | 856 | - | 856 |
| Excess tax benefits from stock-based compensation | 638 | - | 638 |
| December 31, 2008 | $ 5,782 | $ 24,684 | $ 30,466 |

See accompanying notes to financial statements.

BlackRock Investments, Inc.

Statement of Cash Flows

Year ended December 31, 2008

(Dollar amounts in thousands)

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $6,842 |
| Adjustments to reconcile net income to cash from operating activities: | |
| Deferred income tax benefit | (94) |
| Stock-based compensation | 856 |
| Changes in operating assets and liabilities: | |
| Due from related parties | (36,159) |
| Accounts receivable and other assets | (90) |
| Accrued compensation and benefits | (685) |
| Accounts payable and accrued liabilities | 877 |
| Due to related parties | 26,965 |
| Other liabilities | 9,339 |
| Cash from operating activities | 7,851 |
| **Cash flows from financing activities** | |
| Excess tax benefits from stock-based compensation | 638 |
| Cash from financing activities | 638 |
| Net increase in cash and cash equivalents | 8,489 |
| Cash and cash equivalents, beginning of year | 24,326 |
| Cash and cash equivalents, end of year | $32,815 |
| **Supplemental information** | |
| Cash paid for income taxes | $2,571 |

See accompanying notes to financial statements.

BlackRock Investments, Inc.
Notes to Financial Statements
December 31, 2008
(Dollar amounts in thousands)

**1. Organization**

BlackRock Investments, Inc. ("BII" or the "Company"), a Delaware company, is an indirect wholly-owned subsidiary of BlackRock, Inc. ("BlackRock" or "BRI"). Merrill Lynch & Co., Inc. ("Merrill Lynch") and The PNC Financial Services Group, Inc. ("PNC") are significant shareholders of BRI, a publicly traded corporation. The Company engages in the marketing and sales of various BlackRock sponsored liquidity products, primarily the *BlackRock Liquidity Funds* ("BLF") and other liquidity products (together, with BLF, unless otherwise indicated, the "Funds").

In October 2008, the Company was appointed as the distributor of the Funds.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

**2. Significant Accounting Policies**

**Basis of Presentation**

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash and Cash Equivalents**

Cash and cash equivalents consist of cash and short-term, highly liquid investments with maturities, when purchased, of three months or less in which the Company is exposed to market and credit risk. Cash and cash equivalents are carried at cost, which approximates fair value.

## 2. Significant Accounting Policies (continued)

### Revenue Recognition

Administration fees are based on the estimated market value of the services provided and are recognized in the period in which the services are performed. The Company receives commissions on the sale of BlackRock open-end mutual fund Class A shares. As the distributor of the Funds, the Company receives 12b-1 and Service fees from the Funds and re-distributes to the ultimate selling dealers of the Funds. In accordance with Emerging Issues Task Force ("EITF") No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, the Company accounts for these fees net of outgoing dealer payments. Commission revenue is recorded on trade date. Other revenue is recognized when earned or when the contractual services are completed.

### Goodwill

Goodwill is subject to an annual impairment test in which the Company's management compares the fair value of the Company's stockholder's equity to its carrying value. If the carrying value of the stockholder's equity is in excess of its fair value, then the fair value is compared to the carrying value of the Company's goodwill to determine the impairment charge. The fair value of the Company's stockholder's equity is estimated using the present value of expected future cash flows and other valuation measures. The Company recorded no impairments to goodwill during 2008. (See Note 9, Subsequent Event, for further discussion)

### Income Taxes

For the year ended December 31, 2008, the Company's operations have been included in the consolidated federal income tax return of BRI and its subsidiaries. In certain jurisdictions, BII files separate state and municipal income tax returns, and in other jurisdictions, BII's state and/or municipal income tax returns are consolidated with one or more BRI subsidiaries on a combined or unitary basis. Federal income taxes are computed as if the Company were a stand alone filer. Where the Company files state and/or municipal income tax returns which are consolidated with one or more BRI subsidiaries on a combined or unitary basis, BII's state and/or municipal income tax is based upon a share of the consolidated group's tax liability.

## 2. Significant Accounting Policies (continued)

### Income Taxes (continued)

The Company accounts for income taxes under the liability method prescribed by Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Management periodically assesses the recoverability of the Company's deferred tax assets based upon expected future earnings, future deductibility of the asset, changes in applicable tax laws and other factors. If management determines that it is not probable that the deferred tax asset will be fully recoverable in the future, a valuation allowance may be established for the difference between the asset balance and the amount expected to be recoverable in the future. This allowance will result in a charge to the Company's consolidated statement of income. Further, the Company records its income taxes receivable and payable based upon its estimated income tax liability.

The Company adopted the provisions of FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN No. 48") on January 1, 2007. FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a threshold and measurement attribute for recognition in the financial statements of an asset or liability resulting from a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods and disclosure.

**2. Significant Accounting Policies (continued)**

**Stock-Based Compensation**

Pursuant to SFAS No. 123(R), BRI measures the grant-date fair value of employee share options and similar instruments using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. The grant-date fair value of restricted share units is calculated using BRI's share price on the date of grant. Compensation cost is recorded by the Company on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award is, in-substance, multiple awards. Awards under the Company's stock-based compensation plans vest over periods ranging from one to five years. Expense is reduced by the number of awards expected to be forfeited prior to vesting. Forfeiture estimates generally are derived using historical forfeiture information, where available, and are reviewed for reasonableness at least annually.

**Fair Value Option**

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure eligible financial assets and liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. The decision to elect the fair value option is determined on an instrument by instrument basis, must be applied to an entire instrument and it is irrevocable once elected. Assets and liabilities measured at fair value pursuant to SFAS No. 159 are required to be reported separately in the statement of financial condition from those instruments measured using another accounting method. The Company adopted SFAS No. 159 on January 1, 2008, however, elected not to apply the fair value option to any of its eligible financial assets or liabilities at that date. Therefore, the adoption of SFAS No. 159 had no impact on the Company's financial statements. The Company may elect the fair value option for any future eligible financial assets or liabilities upon their initial recognition.

(Dollar amounts in thousands)

## 2. Significant Accounting Policies (continued)

### Fair Value Measurements

In February 2008, the FASB issued FASB Issued Staff Position ("FSP") FAS 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* ("FSP FAS 157-1") and FSP FAS 157-2, *Effective Date of FASB Statement No. 157.* ("FSP FAS 157-2"). FSP FAS 157-1 amends SFAS No. 157 to exclude from its scope transactions accounted for in accordance with SFAS No. 13, *Accounting for Leases,* and its related interpretive accounting pronouncements. FSP FAS 157-2 delays the effective date of the application of SFAS No. 157 to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-recurring non-financial assets and liabilities include goodwill, indefinite-lived intangible assets, long-lived assets and finite-lived intangible assets each measured at fair value for purposes of impairment testing; asset retirement and guarantee obligations initially measured at fair value; and those assets and liabilities initially measured at fair value in a business combination or asset purchase.

The Company adopted SFAS No. 157 on January 1, 2008, with the exception of the application of FSP FAS 157-2 related to non-recurring non-financial assets and liabilities. The partial adoption of SFAS No. 157 had no material impact on the Company's consolidated financial statements. The Company does not expect that the adoption of the provisions of FSP FAS 157-2 for non-recurring non-financial assets and liabilities will have a material impact on its financial statements.

## 3. Employee Benefit Plan

The Company's employees participate in BRI's Retirement Savings Plan ("BRSP"). Under the BRSP, employee contributions of up to 6% of eligible compensation, as defined by the plan and subject to Internal Revenue Code limitations, are matched by the Company at 50%. As part of the BRSP, the Company also will make an annual retirement contribution on behalf of each eligible participant equal to no less than 3% of eligible compensation, plus an additional amount, determined in the discretion of the Company, not to exceed 2% of eligible compensation for a total contribution of no more than 5% of eligible compensation.

The Retirement Savings Plan expense for the Company was $115 for the year ended December 31, 2008 and is included in employee compensation and benefits on the statement of income.

(Dollar amounts in thousands)

## 4. Stock-Based Compensation and Incentive Plans

### BlackRock, Inc. 1999 Stock Award and Incentive Plan

Pursuant to the BlackRock, Inc. 1999 Stock Award and Incentive Plan ("Award Plan"), options to purchase BRI common stock are granted at an exercise price not less than the market value of BRI common stock on the date of grant. These options have a ten-year life, vest ratably over periods ranging from three to five years when awarded and become exercisable upon vesting.

In October 1999, December 2000 and October 2002, BRI granted to employees of the Company options to purchase 11,000 shares, 14,500 shares and 22,000 shares, respectively, of BRI stock at $14.00, $43.31 and $37.36 per share, respectively. BRI's stock price at December 31, 2008 was $134.15, resulting in aggregate intrinsic values of $481, $1,317 and $1,950 for the October 1999, December 2000 and October 2002 awards, respectively.

Stock options outstanding and exercisable by Company employees at December 31, 2008 are as follows:

| Outstanding at | Shares under option | Weighted average exercise price |
|---|---|---|
| December 31, 2007 | 46,300 | $33.67 |
| Exercised | (7,650) | $15.98 |
| December 31, 2008 [(1)] | 38,650 | $37.18 |

[(1)] At December 31, 2008, all stock options outstanding were vested.

(Dollar amounts in thousands, except per share data)

**4. Stock-Based Compensation and Incentive Plans (continued)**

| Exercise Prices | Options Outstanding | Weighted Average Remaining Life (years) | Weighted Average Exercise Price of Options Outstanding & Exercisable | Options Exercisable |
|---|---|---|---|---|
| (per share) | | | | |
| $14.00 | 4,000 | 0.75 | $14.00 | 4,000 |
| $37.36 | 20,150 | 3.79 | 37.36 | 20,150 |
| $43.31 | 14,500 | 1.96 | 43.31 | 14,500 |
| | 38,650 | 2.79 | $37.18 | 38,650 |

On January 15, 2008, BRI granted to employees of the Company 1,632 shares of BRI restricted stock units ("RSUs") under the Award Plan at a grant date fair value of $202.36 per share, representing BRI's closing stock price on the date of grant. The RSU awards vest ratably over three years through January 2011. The grant-date fair value of the RSUs is being amortized, net of expected forfeitures, into earnings on the straight-line method over the requisite service period for each separately vesting portion.

On January 15, 2008, BRI also granted 958 shares of BRI RSUs to employees of the Company as long-term incentive compensation. The RSU awards vest on January 13, 2013 provided that BRI has actual GAAP earnings per share of at least $5.20 in 2009, $5.52 in 2010 or $5.85 in 2011 or upon attaining an alternative performance hurdle based on specific targets for BRI's earnings growth performance versus peers over the term of the awards. Since BRI's 2008 earnings per share was in excess of $5.85, BRI and the Company's management have determined that full vesting of the awards is probable and is included in employee compensation and benefits on the financial statements. The value of the RSUs was calculated using the BRI closing stock price on the date of grant, or $202.36. The awards cliff vest five years from the date of grant.

(Dollar amounts in thousands, except per share data)

## 4. Stock-Based Compensation and Incentive Plans (continued)

RSU activity for the year ended December 31, 2008 was as follows:

| Outstanding at | RSUs | Weighted Average Grant Date Fair Value |
|---|---|---|
| December 31, 2007 | 19,046 | $162.85 |
| Granted | 2,590 | $202.36 |
| Converted | (1,734) | $140.37 |
| December 31, 2008 (1) | 19,902 | $169.95 |

(1) At December 31, 2008, approximately 17,700 awards are expected to vest.

Compensation expense incurred by the Company related to unvested RSUs granted to employees for the year ended December 31, 2008 totaled $856. As of December 31, 2008, there was $1,753 of total unrecognized compensation costs related to unvested RSUs. That cost is expected to be recognized over a remaining weighted average period of less than 3 years.

### BlackRock, Inc. Long-Term Retention and Incentive Program

BlackRock's Long-Term Retention and Incentive Plan ("LTIP") permits the grant of deferred compensation awards (the "LTIP Awards") which were authorized in 2002, payable in cash and BlackRock common stock. The LTIP awards include an option for the employee to put such distributed shares back to BRI at fair market value upon vesting. Through December 31, 2008, BRI awarded approximately $2,715 in LTIP Awards to employees of the Company of which $1,018 were forfeited and $1,582 were converted. No additional awards were granted in 2008.

The Company recorded $28 of compensation expense relating to the LTIP Awards during 2008.

(Dollar amounts in thousands)

## 4. Stock-Based Compensation and Incentive Plans (continued)

### BlackRock Employee Stock Purchase Plan

The terms of the ESPP allow eligible employees of the Company to purchase shares of BRI's common stock at 95% of the fair market value on the last day of each three-month offering period. In accordance with SFAS No. 123R, the Company will not record compensation expense related to employees purchasing shares under the amended ESPP.

## 5. Income Taxes

The Company's federal income tax liability balance of $1,356 at December 31, 2008 is included in accounts payable and accrued liabilities in the statement of financial condition. This amount is payable to BRI because BII is included in BRI's consolidated federal income tax return.

The provision for income taxes consists of the following:

| | Year ended December 31, 2008 |
|---|---|
| Current: | |
| Federal | $3,886 |
| State and local | 560 |
| Total current | 4,446 |
| Deferred: | |
| Federal | (119) |
| State and local | 25 |
| Total deferred | (94) |
| Total | $4,352 |

**5. Income Taxes (continued)**

Deferred tax assets and liabilities are recorded net in the statement of financial condition when they relate to the same tax jurisdiction. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Company's financial statements. These temporary differences result in taxable or deductible amounts in future years. The components of the net deferred tax asset, which is included in other assets in the statement of financial condition, are as follows:

| | December 31, 2008 |
|---|---|
| Deferred tax assets: | |
| Compensation | $908 |
| Other | 7 |
| Gross deferred tax asset | 915 |
| | |
| Deferred tax liabilities: | |
| Goodwill | 93 |
| Gross deferred tax liability | 93 |
| Net deferred tax asset | $822 |

(Dollar amounts in thousands)

**5. Income Taxes (continued)**

A reconciliation of income tax expense with statutory federal income tax expense computed at the applicable federal income tax rate of 35% is as follows:

| | Year ended December 31, | |
|---|---|---|
| | 2008 | % |
| Statutory income tax expense | $3,918 | 35.0% |
| Increase (decrease) in income taxes resulting from: | | |
| State and local taxes (net of federal benefit) | 411 | 3.7% |
| Meals and entertainment | 23 | 0.2% |
| Income tax expense | $4,352 | 38.9% |

Effective January 1, 2007, The Company adopted FIN No. 48.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits is as follows:

| | |
|---|---|
| **Balance at December 31, 2007** | $ 202 |
| Additions for tax positions in prior periods | 10 |
| Reductions for tax positions in prior periods | (11) |
| Additions based on tax positions related to current period | 59 |
| Settlements | (2) |
| **Balance at December 31, 2008** | $ 258 |

The total amount of unrecognized tax benefits that, if recognized, would have affected the effective tax rate at December 31, 2008 was approximately $167.

(Dollar amounts in thousands)

**5. Income Taxes (continued)**

The Company recognizes interest and penalties related to income tax matters as a component of income tax expense. Potential interest of $14, related to these unrecognized tax benefits, was accrued during 2008, and in total, at December 31, 2008, the Company has recorded a liability for potential interest of $47. The Company has not accrued any tax-related penalties.

The Company is subject to U.S. federal income tax as well as income tax in multiple jurisdictions. The tax years after 2004 remain open to U.S. federal, state and local income tax examination. Prior to September 29, 2006, The Company filed New York State and New York City income tax returns on a combined basis with PNC. The Company has not filed state or municipal income tax returns with PNC subsidiaries on a combined or unitary basis for periods after September 29, 2006.

PNC and BRI have entered into a tax disaffiliation agreement that sets forth each party's rights and obligations with respect to income tax payments and refunds and addresses related matters such as the filing of tax returns and the conduct of audits or other proceedings involving claims made by taxing authorities. As such, the Company may be responsible for its pro rata share of tax positions taken by PNC for unaudited tax years which may be subsequently challenged by taxing authorities. Management does not anticipate that any such amounts would be material to the Company's operations, financial position or cash flows.

As of December 31, 2008, it is reasonably possible the total amounts of unrecognized tax benefits will decrease within the next twelve months. PNC has entered into a closing agreement with the Internal Revenue Service regarding its federal income tax returns. As part of that agreement, the state and local income tax returns filed with PNC have been amended to report these changes to federal taxable income. Based on these amended returns, during 2008, the Company made payments to New York City for the years 1998 and 1999 in the amount of $3 (including interest), and did not have any additional outstanding liability to New York State relating to the amended 1998-2004 tax returns. The Company may be subject to additional payments to New York City for the years 2001-2004 related to these amended tax returns in 2009.

(Dollar amounts in thousands)

## 6. Related Party Transactions

The Company received administrative fees for marketing and sales of the Funds and related administration services provided to the Funds' shareholders. These fees were based on the fair market value of services provided and were received from a variety of affiliated entities, all of which are advisors to the Funds and wholly-owned subsidiaries of BRI. These fees amounted to $22,858 for the year ended December 31, 2008.

Indirect wholly-owned subsidiaries of BRI provide general and administration services to the Company. Charges for such services are based on actual usage or on defined formulas, which in management's view, resulted in reasonable allocations. During the year ended December 31, 2008 the Company incurred charges totaling $3,604 pursuant to this arrangement, all of which are included in other expenses.

An indirect wholly-owned subsidiary of BRI provides certain management related services to Merrill Lynch. The Company acts as an intermediary and collects monies from Merrill Lynch on behalf of the indirect wholly-owned subsidiary of BRI. At December 31, 2008, the Company has a receivable from Merrill Lynch in the amount of $4,343.

Pursuant to the distribution services agreement, amounts due from related parties were $34,017 and amounts payable to an indirect wholly-owned subsidiary of BRI and other non-BRI controlled related parties were $6,869 and $18,329, respectively, at December 31, 2008.

Effective October 2008, the Company receives distribution fees from the Funds on sales of certain mutual fund share classes. Such fees amounted to $153.

As of December 31, 2008, outstanding amounts related to the above transactions are recorded in due to and due from related parties net where the legal right of offset exists.

During 2008, as distributor of the Funds, the Company received from the Funds and paid out to Merrill Lynch 12b-1 and service fees of approximately $57,651, as referenced in Note 2, these fees are recorded on a net basis.

(Dollar amounts in thousands)

**7. Indemnifications, Commitments and Contingencies**

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations, warranties and general indemnifications. The Company's maximum exposure under these arrangements can not be quantified, as this could involve future claims that may be made against the Company that have not yet occurred.

Management believes that the likelihood of any liability arising under these arrangements is remote. Consequently, no liability has been recorded on the statement of financial condition.

**8. Net Capital Requirements**

As a registered broker-dealer, the Company is subject to Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires that the Company maintain a minimum net capital. Effective August 2008, the Company elected to compute its minimum net capital under the alternative method provided by Rule 15c3-1. Accordingly, the Company's minimum net capital requirement is now $250.

At December 31, 2008, the Company's regulatory net capital of $16,990 was $16,740 in excess of this regulatory requirement.

**9. Subsequent Event**

During January 2009, all employees of BII were transferred to BlackRock Financial Management, Inc. ("BFM"), an indirect wholly-owned subsidiary of BRI. The transferred employees were engaged in the marketing and sale of the Funds. As a result of this change, in 2009, BII will no longer engage in the marketing and sale of the Funds. Additionally, in January 2009, goodwill of $500 recorded on the books of BII was transferred to BFM. Management has concluded this transfer does not constitute discontinued operation under SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.*

On January 1, 2009, Bank of America acquired Merrill Lynch. Management believes there will be no material impact to the Company's operations going forward.

BlackRock Investments, Inc.
Computation of Net Capital for Brokers-Dealers
Pursuant to SEC Rule 15c3-1 Under the
Securities Exchange Act of 1934
December 31, 2008
(Dollar amounts in thousands)

| | |
|---|---|
| Total stockholder's equity | $30,466 |
| Less: Non-allowable assets, net | 12,935 |
| Net capital before haircuts | 17,531 |
| Less: Haircuts on cash and cash equivalents | 541 |
| Net capital | $16,990 |
| Minimum capital required | $250 |
| Capital in excess of minimum required | $16,740 |
| Net capital in excess of 5% of combined aggregate debit items or $120 | $16,870 |

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited and amended Form X-17A-5 Part IIA filed on February 27, 2009. Therefore, no reconciliation of the two computations is deemed necessary.

BlackRock Investments, Inc.
Computation for Determination of Reserve Requirements for Brokers-Dealers Pursuant to SEC Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2008

The Company is exempt from the provisions of the SEC Rule 15c3-3 of the Securities and Exchange Act of 1934 under paragraph (k)(2)(i) of that Rule.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2009

To the Board of Directors and Stockholder of
BlackRock Investments, Inc.
New York, New York

In planning and performing our audit of the financial statements of BlackRock Investments, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those financial statements), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17 a-5(g) under Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

**BLACKROCK INVESTMENTS, INC.**
**(SEC ID. No.8-48436)**

# FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED DECEMBER 31, 2008 AND INDEPENDENT AUDITORS' REPORT AND SUPPLEMENTAL REPORT ON INTERNAL CONTROL

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**Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.**